UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

July 24, 2024

Date of Report (Date of earliest event reported)

CAPITAL ONE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-13300	54-1719854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1680 Capital One Drive,
McLean, Virginia	22102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 720-1000

(Not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock (par value $.01 per share)	COF	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I	COF PRI	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series J	COF PRJ	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K	COF PRK	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series L	COF PRL	New York Stock Exchange
Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series N	COF PRN	New York Stock Exchange
1.650% Senior Notes Due 2029	COF29	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously announced, on February 19, 2024, Capital One Financial Corporation, a Delaware corporation (“Capital One” or “the Company”), entered into an agreement and plan of merger (the “Merger Agreement”), by and among Capital One, Discover Financial Services, a Delaware corporation (“Discover”) and Vega Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which (a) Merger Sub will merge with and into Discover, with Discover as the surviving entity in the merger (the “Merger”); (b) immediately following the Merger, Discover, as the surviving entity, will merge with and into Capital One, with Capital One as the surviving entity in the second-step merger (the “Second Step Merger” and together with the Merger, the “Mergers”); and (c) immediately following the Second Step Merger, Discover Bank (“Discover Bank”), a Delaware-chartered and wholly owned subsidiary of Discover, will merge with and into Capital One’s wholly owned national bank subsidiary, Capital One National Association (“CONA”), with CONA as the surviving entity in the bank merger (the “CONA Bank Merger,” and collectively with the Merger and the Second Step Merger, the “Transaction”).

In connection with the Transaction, Capital One previously disclosed certain unaudited pro forma condensed combined financial information and related notes under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1 to its Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2024, including, but not limited to: (i) unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023 and (ii) an unaudited pro forma condensed combined balance sheet as of March 31, 2024 (the information in this section, the “Prior Pro Forma Financial Information”).

This Current Report on Form 8-K (this “Report”) is being filed to update the Prior Pro Forma Financial Information in connection with recent developments, including, but not limited to, the recent announcement of Discover’s entry into a Purchase Agreement with Santiago Holdings, LP, an Ontario limited partnership and an affiliate of each of Carlyle and KKR (“Santiago Holdings”), pursuant to which Discover Bank agreed to sell its private student loan portfolio to Santiago Holdings (the “Discover Student Loan Sale”), with Firstmark Services, a division of Nelnet Inc., assuming responsibility for servicing the portfolio upon the sale.

The consummation of the Transaction and the other transactions contemplated by the Merger Agreement are not conditioned on the consummation of the Discover Student Loan Sale.

To the extent that the information herein differs from or updates information previously disclosed in the Prior Pro Forma Financial Information, such information herein shall supplement and supersede the information previously disclosed.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the Transaction between Capital One and Discover, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the Transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the Transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the Transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction, (3) the risk that the integration of

Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the Transaction following the closing of the Transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the Transaction, (6) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in completing the Transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the Transaction, (8) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the Transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the Transaction or the size, scope and complexity of Capital One’s business operations following the Transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the Transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the Transaction are not met, (13) the risk that any announcements relating to the Transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the Transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the Transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the Transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH

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THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive	2500 Lake Cook Road
McLean, VA 22102	Riverwoods, IL 60015
Attention: Investor Relations	Attention: Investor Relations
investorrelations@capitalone.com	investorrelations@discover.com
(703) 720-1000	(224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the Transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the Transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the Transaction will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the Transaction filed with the SEC when they become available.

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Item 9.01 Financial Statements and Exhibits

(b) Pro forma financial information.

The following unaudited pro forma condensed combined financial information and notes thereto, in order to give effect to the Mergers, the Discover Student Loan Sale, and the related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes, including, but not limited to: (i) unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023 and (ii) an unaudited pro forma condensed combined balance sheet as of March 31, 2024, are filed as Exhibit 99.1 to this Report and are incorporated herein by reference. For the avoidance of doubt, any defined terms in Exhibit 99.1 shall have the meanings ascribed to them in Exhibit 99.1, and such defined terms shall be read separately from the defined terms otherwise included in this Report.

All the pro forma financial statements and other pro forma information included in this Report has been prepared on the basis of certain assumptions and estimates and is subject to other uncertainties and does not purport to reflect what Capital One’s actual results of operations or financial condition or this pro forma information would have been had the Transaction been consummated on the dates assumed for purposes of such pro forma financial statements and information or to be indicative of Capital One’s financial condition, results of operations or metrics as of or for any future date or period.

(d) Exhibits.

Exhibit No.	Description

99.1	Unaudited pro forma condensed combined financial information of Capital One Financial Corporation and Discover Financial Services as of and for the three months ended March 31, 2024 and for the year ended December 31, 2023

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION

Date: July 24, 2024	By:	/s/ TIMOTHY P. GOLDEN
Timothy P. Golden
SVP, Controller and Principal Accounting Officer

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Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the mergers (defined below), the Discover Student Loan Sale (defined below), and the related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes.

On February 19, 2024, Capital One Financial Corporation, a Delaware corporation (“Capital One” or “the Company”), entered into an agreement and plan of merger (the “merger agreement”), by and among Capital One, Discover Financial Services, a Delaware corporation (“Discover”) and Vega Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which (a) Merger Sub will merge with and into Discover, with Discover as the surviving entity in the merger (the “merger”); (b) immediately following the merger, Discover, as the surviving entity, will merge with and into Capital One, with Capital One as the surviving entity in the second-step merger (the “second step merger” and together with the merger, the “mergers”); and (c) immediately following the second step merger, Discover Bank (“Discover Bank”), a Delaware-chartered and wholly owned subsidiary of Discover, will merge with and into Capital One’s wholly owned national bank subsidiary, Capital One National Association (“CONA”), with CONA as the surviving entity in the merger (the “CONA Bank Merger”).

Subject to the terms and conditions of the merger agreement, at the effective time of the merger (the “effective time”), each share of common stock, par value $0.01 per share, of Discover (“Discover common stock”) outstanding immediately prior to the effective time other than certain shares held by Capital One or Discover, will be converted into the right to receive 1.0192 shares (the “exchange ratio”) of common stock, par value $0.01 per share, of Capital One (“Capital One common stock”). Holders of Discover common stock will receive cash in lieu of fractional shares.

Subject to the terms and conditions of the merger agreement, at the effective time of the second step merger (the “second effective time”), (i) each share of Fixed-to-Floating Rate Non-Cumulative Perpetual preferred stock, Series C, par value $0.01 per share, of Discover (“Discover Series C preferred stock”) and (ii) each share of 6.125% Fixed-Rate Reset Non-Cumulative Perpetual preferred stock, Series D, par value $0.01 per share, of Discover (“Discover Series D preferred stock” and collectively with the Discover Series C preferred stock, the “Discover preferred stock”), outstanding immediately prior to the second effective time will be converted into the right to receive one share of an applicable newly created series of preferred stock of Capital One having terms that are not materially less favorable than the Discover Series C preferred stock or Discover Series D preferred stock, as applicable (“new Capital One preferred stock”).

Subject to the terms and conditions of the merger agreement, at the effective time, (i) each outstanding Discover restricted stock unit award will be converted into a corresponding award with respect to Capital One common stock, with the number of shares underlying such award adjusted based on the Exchange Ratio, and (ii) each outstanding Discover performance stock unit award will be converted into a cash-based award, with the number of shares underlying such award determined based on the greater of target and actual performance for awards for which more than one year of the performance period has elapsed, and target performance for awards for which one year or less of the performance period has elapsed, with the per share cash amount determined using the product of the Exchange Ratio and the average of the closing sale prices of Capital One common stock for the five trading days ending on the day preceding the closing date of the mergers. Each such converted Capital One award will otherwise continue to be subject to the same terms and conditions as applied to the corresponding Discover equity award.

On July 17, 2024, Discover Bank entered into a purchase agreement with Santiago Holdings, LP (“Santiago Holdings”), an Ontario limited partnership and an affiliate of each of Carlyle and KKR, pursuant to which Discover

Bank agreed to sell its private student loan portfolio to Santiago Holdings (the “Discover Student Loan Sale”), with Firstmark Services, a division of Nelnet Inc. assuming responsibility for servicing the portfolio upon the sale. The cash purchase price payable to Discover Bank in the transaction is estimated to be up to approximately $10.8 billion which reflects the principal balance of the private student loan portfolio of approximately $10.1 billion as of June 30, 2024, and an additional premium, plus any outstanding accrued and unpaid interest at closing. The Discover Student Loan Sale is expected to be completed in multiple closings by the end of 2024, subject to waiver or satisfaction of customary closing conditions. The consummation of the mergers, the bank merger and the other transactions contemplated by the merger agreement are not conditioned on the consummation of the Discover Student Loan Sale.

The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023 combines the historical results of Capital One and Discover, giving effect to the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale as if those transactions had occurred on January 1, 2023, the first day of Capital One’s fiscal year 2023. The unaudited pro forma condensed combined balance sheet as of March 31, 2024 combines the historical consolidated balance sheets of Capital One and Discover as of March 31, 2024, giving effect to the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale as if those transactions had occurred on March 31, 2024.

The historical consolidated financial statements of Capital One and Discover have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are necessary to account for the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale, in accordance with U.S. GAAP. Certain reclassifications have also been made to conform the historical financial statement presentation of Discover to that of Capital One. The unaudited pro forma adjustments are based upon available information and certain assumptions that Capital One believes are reasonable. The following unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other business changes or synergies that may result from the mergers or the Discover Student Loan Sale.

The following unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the separate historical unaudited consolidated financial statements of Capital One as of and for the three months ended March 31, 2024, and the related notes, included in Capital One’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024;

•

the separate historical unaudited consolidated financial statements of Discover as of and for the three months ended March 31, 2024, and the related notes, included in Discover’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024;

•

the separate historical audited consolidated financial statements of Capital One as of and for the fiscal year ended December 31, 2023, and the related notes, included in Capital One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023; and

•

the separate historical audited consolidated financial statements of Discover as of and for the fiscal year ended December 31, 2023, and the related notes, included in Discover’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Accounting for the Mergers

The mergers are being accounted for as a business combination using the acquisition method with Capital One as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805 (“ASC 805”), Business

Combinations. Under this method of accounting, the aggregate purchase consideration will be allocated to Discover’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the mergers. The process of valuing the net assets of Discover immediately prior to the mergers, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision until a final determination of fair value of the assets acquired and liabilities assumed is performed. For more information, see “Note 1—Basis of Presentation”.

Generally, and unless indicated otherwise, financial data included in the unaudited pro forma condensed combined financial information is presented in millions of U.S. Dollars and has been prepared on the basis of U.S. GAAP and Capital One’s accounting policies.

The unaudited pro forma condensed combined financial information presented is for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the mergers (including the issuance of shares of Capital One common stock and new Capital One preferred stock in the mergers) and the Discover Student Loan Sale had been completed on the dates set forth above, nor is it indicative of the future results or financial position of Capital One following the mergers. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. To the extent information was publicly available, such preliminary fair value estimates were corroborated against readily available information, inclusive of fair value marks disclosed on comparable portfolios of financial assets and liabilities. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2024

($ in millions)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 4	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 6	Pro Forma Combined
Assets:
Cash and cash equivalents
Cash and due from banks	$4,671	$2,381	$11,355	(a)	$13,736	$(150)	(a)	$18,257
Interest-bearing deposits and other short-term investments	46,357	11,623	—		11,623	—		57,980

Total cash and cash equivalents	51,028	14,004	11,355		25,359	(150)		76,237
Restricted cash for securitization investors	474	439	—		439	—		913
Securities available for sale	78,398	13,522	—		13,522	(23)	(b)	91,897
Loans held for investment:
Unsecuritized loans held for investment	285,577	97,508	(10,330)	(b)	87,178	485	(c)	373,240
Loans held in consolidated trusts	29,577	29,047	(150)	(c)	28,897	848	(d)	59,322

Total loans held for investment	315,154	126,555	(10,480)		116,075	1,333		432,562
Allowance for credit losses	(15,380)	(9,258)	869	(d)	(8,389)	—	(e)	(23,769)

Net loans held for investment	299,774	117,297	(9,611)		107,686	1,333		408,793
Loans held for sale	1,631	—	—		—	—		1,631
Premises and equipment, net	4,366	1,107	—		1,107	—		5,473
Interest receivable	2,514	1,396	(555)	(e)	841	—		3,355
Goodwill	15,062	255	—		255	9,931	(f)	25,248
Other assets	28,473	4,669	(210)	(f)	4,459	7,490	(g)	40,422
Total assets	$481,720	$152,689	$979		$153,668	$18,581		$653,969

Liabilities:
Interest payable	$762	$445	$—		$445	$—		$1,207
Deposits:
Non-interest-bearing deposits	27,617	1,500	—		1,500	—		29,117
Interest-bearing deposits	323,352	108,930	—		108,930	34	(h)	432,316

Total deposits	350,969	110,430	—		110,430	34		461,433
Securitized debt obligations	17,661	10,933	(61)	(g)	10,872	(105)	(i)	28,428
Other debt:
Federal funds purchased and securities loaned or sold under agreements to repurchase	568	—	—		—	—		568
Senior and subordinated notes	32,108	9,542	—		9,542	2	(j)	41,652
Other borrowings	24	—	—		—	—		24

Total other debt	32,700	9,542	—		9,542	2		42,244
Other liabilities	21,827	6,619	92	(h)	6,711	(36)	(k)	28,502

Total liabilities	423,919	137,969	31		138,000	(105)		561,814

Stockholders’ equity:
Preferred stock	—	—	—		—	—	(l)	—
Common stock	7	6	—		6	(3)	(l)	10
Additional paid-in capital, net	35,808	5,634	—		5,634	33,070	(l)	74,512
Retained earnings	61,905	30,511	948	(i)	31,459	(35,812)	(l)	57,552
Accumulated other comprehensive loss	(9,534)	(393)	—		(393)	393	(l)	(9,534)
Treasury stock, at cost	(30,385)	(21,038)	—		(21,038)	21,038	(l)	(30,385)

Total stockholders’ equity	57,801	14,720	948		15,668	18,686		92,155
Total liabilities and stockholders’ equity	$481,720	$152,689	$979		$153,668	$18,581		$653,969

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Three Months Ended March 31, 2024

($ in millions, except share and per share data)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 5	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 7	Pro Forma Combined
Interest income:
Loans, including loans held for sale	$9,920	$4,650	$(264)	(a)	$4,386	$(43)	(a)	$14,263
Investment securities	687	124	—		124	—		811
Other	570	174	—		174	—		744

Total interest income	11,177	4,948	(264)		4,684	(43)		15,818

Interest expense:
Deposits	2,812	1,210	—		1,210	(3)	(b)	4,019
Securitized debt obligations	261	—	—		—	9	(c)	270
Senior and subordinated notes	606	245	—		245	—	(d)	851
Other borrowings	10	6	—		6	—		16

Total interest expense	3,689	1,461	—		1,461	6		5,156

Net interest income	7,488	3,487	(264)		3,223	(49)		10,662
Provision for credit losses	2,683	1,497	(53)	(b)	1,444	—	(e)	4,127

Net interest income after provision for credit losses	4,805	1,990	(211)		1,779	(49)		6,535

Non-interest income:
Interchange fees, net	1,145	371	—		371	—		1,516
Service charges and other customer-related fees	462	329	—		329	—		791
Net securities gains (losses)	—	—	—		—	—		—
Other	307	23	—	(c)	23	—		330

Total non-interest income	1,914	723	—		723	—		2,637

Non-interest expense:
Salaries and associate benefits	2,478	671	—		671	—		3,149
Occupancy and equipment	554	20	—		20	—		574
Marketing	1,010	250	—		250	—		1,260
Professional services	262	292	—		292	—	(f)	554
Communications and data processing	351	163	—		163	—		514
Amortization of intangibles	19	—	—		—	548	(g)	567
Other	463	913	—		913	—		1,376

Total non-interest expense	5,137	2,309	—		2,309	548		7,994

Income from continuing operations before income taxes	1,582	404	(211)		193	(597)		1,178
Income tax provision	302	96	(51)	(d)	45	(144)	(h)	203

Net income	1,280	308	(160)		148	(453)		975

Dividends and undistributed earnings allocated to participating securities	(23)	(3)	—		(3)	—		(26)
Preferred stock dividends	(57)	(31)	—		(31)	—		(88)

Net income (loss) available to common stockholders	$1,200	$274	$(160)		$114	(453)		$861

Basic earnings (loss) per share	$3.14						(i)	$1.35

Diluted earnings (loss) per share	$3.13						(i)	$1.35

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2023

($ in millions, except share and per share data)

	Capital One Historical	Discover Reclassed (Note 2)	Discover Student Loan Sale Transaction Accounting Adjustments	Note 5	Adjusted Discover Reclassed	Mergers Transaction Accounting Adjustments	Note 7	Pro Forma Combined
Interest income:
Loans, including loans held for sale	$37,410	$16,953	$(1,033)	(a)	$15,920	$(997)	(a)	$52,333
Investment securities	2,550	449	—		449	—		2,999
Other	1,978	443	—		443	—		2,421

Total interest income	41,938	17,845	(1,033)		16,812	(997)		57,753

Interest expense:
Deposits	9,489	3,886	—		3,886	(11)	(b)	13,364
Securitized debt obligations	959	—	—		—	35	(c)	994
Senior and subordinated notes	2,204	855	—		855	(1)	(d)	3,058
Other borrowings	45	5	—		5	—		50

Total interest expense	12,697	4,746	—		4,746	23		17,466

Net interest income	29,241	13,099	(1,033)		12,066	(1,020)		40,287
Provision for credit losses	10,426	6,018	(1,021)	(b)	4,997	5,593	(e)	21,016

Net interest income after provision for credit losses	18,815	7,081	(12)		7,069	(6,613)		19,271

Non-interest income:
Interchange fees, net	4,793	1,447	—		1,447	—		6,240
Service charges and other customer-related fees	1,667	1,238	—		1,238	—		2,905
Net securities gains (losses)	(34)	—	—		—	—		(34)
Other	1,120	76	381	(c)	457	—		1,577

Total non-interest income	7,546	2,761	381		3,142	—		10,688

Non-interest expense:
Salaries and associate benefits	9,302	2,434	—		2,434	—		11,736
Occupancy and equipment	2,160	89	—		89	—		2,249
Marketing	4,009	1,164	—		1,164	—		5,173
Professional services	1,268	1,041	—		1,041	150	(f)	2,459
Communications and data processing	1,383	608	—		608	—		1,991
Amortization of intangibles	82	—	—		—	2,555	(g)	2,637
Other	2,112	680	—		680	—		2,792

Total non-interest expense	20,316	6,016	—		6,016	2,705		29,037

Income from continuing operations before income taxes	6,045	3,826	369		4,195	(9,318)		922
Income tax provision	1,158	886	89	(d)	975	(2,254)	(h)	(121)

Net income	4,887	2,940	280		3,220	(7,064)		1,043

Dividends and undistributed earnings allocated to participating securities	(77)	(19)	—		(19)	—		(96)
Preferred stock dividends	(228)	(62)	—		(62)	—		(290)

Net income (loss) available to common stockholders	$4,582	$2,859	$280		$3,139	(7,064)		$657

Basic earnings (loss) per share	$11.98						(i)	$1.03

Diluted earnings (loss) per share	$11.95						(i)	$1.03

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 11 of Regulation S-X.

As discussed in Note 2, certain reclassifications were made to align Discover’s historical financial statement presentation with that of Capital One. Capital One is currently in the process of evaluating Discover’s accounting policies with the information currently available and has determined that no significant adjustments are necessary to conform Discover’s financial statements to the accounting policies used by Capital One. Therefore, the only changes noted herein are those related to presentation. As a result of this ongoing review and as more information becomes available, additional differences could be identified between the accounting policies of the two companies until finalized upon completion of the mergers.

The unaudited pro forma condensed combined financial information relating to the mergers was prepared using the acquisition method of accounting in accordance with ASC 805, with Capital One as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical financial statements of Capital One and Discover. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their fair values as of the acquisition date, while transaction costs associated with the business combination are expensed as incurred. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The unaudited pro forma condensed combined financial information also reflects the removal of the Discover student loans portfolio and related activity consistent with the terms of the Discover Student Loan Sale.

The allocation of the aggregate purchase consideration depends upon certain estimates and assumptions, all of which are preliminary. As of the date of this Current Report on Form 8-K, Capital One has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of Discover’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain Discover assets and liabilities are presented at their respective carrying amounts and should therefore be treated as preliminary. A final determination of the fair value of Discover’s assets and liabilities will be based on Discover’s actual assets and liabilities as of the closing date of the mergers and, therefore, cannot be made prior to the consummation of the mergers. The allocation of the aggregate purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the mergers could differ materially from the preliminary allocation of aggregate purchase consideration. The final valuation will be based on the actual net tangible and intangible assets of Discover existing at the acquisition date. As of the date of this Current Report on Form 8-K, Discover has not completed the Discover Student Loan Sale. As such, the sale consideration received for the Discover Student Loan Sale as well as any gain on sale is based on preliminary estimates and assumptions. The final sale consideration could differ materially from the preliminary sale consideration.

The unaudited pro forma condensed combined balance sheet, as of March 31, 2024, and the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023, presented herein, are based on the historical financial statements of Capital One and Discover adjusted for the Discover Student Loan Sale. The unaudited pro forma condensed combined balance sheet as of March 31, 2024, is presented as if Capital One’s acquisition of Discover and the Discover Student Loan Sale had occurred on March 31, 2024 and combines the historical balance sheet of Capital One as of March 31, 2024 with the historical balance sheet of Discover as of March 31, 2024, as adjusted for the Discover Student Loan Sale. The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023 has been prepared as if the mergers and the Discover Student Loan Sale had occurred on January 1, 2023 and combines Capital One’s historical statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023 with Discover’s historical statements of income for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively, in each case as adjusted for the Discover Student Loan Sale.

As noted previously, the unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the mergers or the Discover Student Loan Sale or any acquisition and integration costs that may be incurred. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that Capital One believes are reasonable under the circumstances. There are no material transactions between Capital One and Discover during the period presented. Accordingly, no adjustments are necessary to eliminate any such transactions.

Note 2 – Conforming Accounting Policies and Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, Capital One performed a preliminary analysis of Discover’s financial information to identify differences in accounting policies as compared to those of Capital One and differences in financial statement presentation as compared to the presentation of Capital One. With the information currently available, Capital One is not aware of any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial statements. However, certain reclassification adjustments have been made to conform Discover’s historical financial statement presentation to Capital One’s historical financial statement presentation. Following the completion of the mergers, or as more information becomes available, Capital One will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

A.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Balance Sheet presentation to Capital One’s Historical Consolidated Balance Sheet presentation, which have no impact on net assets and are summarized below (in millions):

Capital One Historical Consolidated Balance Sheet Line Items	Discover Historical Consolidated Balance Sheet Line Items	Discover As of March 31, 2024	Reclassification	Note 2A	Discover Reclassed As of March 31, 2024
Assets:
Cash and cash equivalents:
Cash and due from banks		$—	$2,381	(i)	$2,381
Interest-bearing deposits and other short-term investments		—	11,623	(i)	11,623
	Cash and cash equivalents	14,004	(14,004)	(i)	—

Total cash and cash equivalents		14,004	—		14,004

Restricted cash for securitization investors	Restricted cash	439	—		439
Securities available for sale	Investment securities	13,522	—		13,522
Loans held for investment:
Unsecuritized loans held for investment		—	97,508	(ii)	97,508
Loans held in consolidated trusts		—	29,047	(ii)	29,047
	Loan receivables	126,555	(126,555)	(ii)	—

Total loans held for investment		126,555	—		126,555
Allowance for credit losses	Allowance for credit losses	(9,258)	—		(9,258)
Net loans held for investment		117,297	—		117,297
Loans held for sale		—	—		—
Premises and equipment, net	Premises and equipment, net	1,107	—		1,107
Interest receivable		—	1,396	(iii)	1,396
Goodwill	Goodwill	255	—		255
Other assets	Other assets	6,065	(1,396)	(iii)	4,669

Total assets		$152,689	$—		$152,689

Liabilities:
Interest payable		$—	$445	(iv)	$445
Deposits:
Non-interest-bearing deposits	Non-interest-bearing deposit accounts	1,500	—		1,500
Interest-bearing deposits	Interest-bearing deposit accounts	108,930	—		108,930

Total deposits		110,430	—		110,430
Securitized debt obligations		—	10,933	(v)	10,933
Other debt:
Federal funds purchased and securities loaned or sold under agreements to repurchase		—	—		—
Senior and subordinated notes	Long-term borrowings	20,475	(10,933)	(v)	9,542
Other borrowings	Short-term borrowings	—	—		—

Total other debt		20,475	(10,933)		9,542
Other liabilities	Accrued expenses and other liabilities	7,064	(445)	(iv)	6,619

Total liabilities		137,969	—		137,969

Stockholders’ equity:
Preferred stock	Preferred Stock	1,056	(1,056)	(vi)	—
Common stock	Common Stock	6	—		6
Additional paid-in capital, net	Additional paid-in capital	4,578	1,056	(vi)	5,634
Retained earnings	Retained earnings	30,511	—		30,511
Accumulated other comprehensive income (loss)	Accumulated other comprehensive loss	(393)	—		(393)
Treasury stock, at cost	Treasury stock, at cost	(21,038)	—		(21,038)

Total stockholders’ equity		14,720	—		14,720

Total liabilities and stockholders’ equity		$152,689	$—		$152,689

i.

To reclassify Discover’s Cash and cash equivalents balance into the two component line items presented by Capital One (Cash and due from banks and Interest-bearing deposits and other short-term investments).

ii.	To reclassify Discover’s Loans receivable balance into the two component line items presented by Capital One (Unsecuritized loans held for investment and Loans held in consolidated trusts).

iii.	To reclassify $1,396 million of accrued interest receivable within Other assets to Interest receivable.

iv.	To reclassify $445 million of accrued interest payable within Other liabilities to Interest payable.

v.	To reclassify $10,933 million of Long-term borrowings to Securitized debt obligations.

vi.	To reclassify $1,056 million of the excess Preferred stock over par, $0.01 per share, to Additional paid-in capital, net.

B.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Statement of Income presentation for the three months ended March 31, 2024 to Capital One’s Historical Consolidated Statement of Income presentation for the three months ended March 31, 2024, which have no impact on Net income and are summarized below (in millions):

Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Three Months Ended March 31, 2024	Reclassification	Note 2B	Discover Reclassed Three Months Ended March 31, 2024
Interest income:	Interest income
Loans, including loans held for sale	Credit card loans	$3,938	$712	(i)	$4,650
	Other loans	712	(712)	(i)	—
Investment securities	Investment securities	124	—		124
Other	Other interest income	174	—		174

Total interest income	Total interest income	4,948	—		4,948
Interest expense:	Interest expense
Deposits	Deposits	1,210	—		1,210
Securitized debt obligations		—	—		—
Senior and subordinated notes	Long-term borrowings	245	—		245
Other borrowings	Short-term borrowings	6	—		6

Total interest expense		1,461	—		1,461

Net interest income	Net interest income	3,487	—		3,487
Provision for credit losses	Provision for credit losses	1,497	—		1,497

Net interest income after provision for credit losses	Net interest income after provision for credit losses	1,990	—		1,990

Non-interest income:	Other income
Interchange fees, net	Discount and interchange revenue, net	371	—		371
Service charges and other customer-related fees		—	329	(ii)	329
	Protection products revenue	42	(42)	(ii)	—
	Loan fee income	200	(200)	(ii)	—
	Transaction processing revenue	87	(87)	(ii)	—
Net securities gains (losses)		—	—		—
Other	Other income	23	—		23
	(Losses) gains on equity investments	—	—		—

Total non-interest income	Total other income	723	—		723

Non-interest expense:	Other expense
Salaries and associate benefits	Employee compensation and benefits	671	—		671
Occupancy and equipment	Premises and equipment	20	—		20
Marketing	Marketing and business development	250	—		250
Professional services	Professional fees	292	—		292
Communications and data processing	Information processing and communications	163	—		163
Amortization of intangibles		—	—		—
Other	Other expense	913	—		913

Total non-interest expense	Total other expense	2,309	—		2,309

Income from continuing operations before income taxes	Income before income taxes	404	—		404
Income tax provision	Income tax expense	96	—		96

Net Income	Net Income	308	—		308
Dividends and undistributed earnings allocated to participating securities	Income allocated to participating securities	(3)	—		(3)
Preferred stock dividends	Preferred stock dividends	(31)	—		(31)

Net income available to common stockholders	Net income allocated to common stockholders	$274	$—		$274

C.

The following items represent certain reclassification adjustments to conform Discover’s Historical Consolidated Statement of Income presentation for the year ended December 31, 2023 to Capital One’s Historical Consolidated Statement of Income presentation for the year ended December 31, 2023, which have no impact on Net income and are summarized below (in millions):

Capital One Historical Consolidated Statement of Income Line Items	Discover Historical Consolidated Statement of Income Line Items	Discover Year Ended December 31, 2023	Reclassification	Note 2C	Discover Reclassed Year Ended December 31, 2023
Interest income:	Interest income
Loans, including loans held for sale	Credit card loans	$14,438	$2,515	(i)	$16,953
	Other loans	2,515	(2,515)	(i)	—
Investment securities	Investment securities	449	—		449
Other	Other interest income	443	—		443

Total interest income	Total interest income	17,845	—		17,845

Interest expense:	Interest expense
Deposits	Deposits	3,886	—		3,886
Securitized debt obligations		—	—		—
Senior and subordinated notes	Long-term borrowings	855	—		855
Other borrowings	Short-term borrowings	5	—		5

Total interest expense		4,746	—		4,746

Net interest income	Net interest income	13,099	—		13,099
Provision for credit losses	Provision for credit losses	6,018	—		6,018

Net interest income after provision for credit losses	Net interest income after provision for credit losses	7,081	—		7,081

Non-interest income:	Other income
Interchange fees, net	Discount and interchange revenue, net	1,447	—		1,447
Service charges and other customer-related fees		—	1,238	(ii)	1,238
	Protection products revenue	172	(172)	(ii)	—
	Loan fee income	763	(763)	(ii)	—
	Transaction processing revenue	303	(303)	(ii)	—
Net securities gains (losses)		—	—		—
Other	Other income	85	(9)	(iii)	76
	(Losses) gains on equity investments	(9)	9	(iii)	—

Total non-interest income	Total other income	2,761	—		2,761

Non-interest expense:	Other expense
Salaries and associate benefits	Employee compensation and benefits	2,434	—		2,434
Occupancy and equipment	Premises and equipment	89	—		89
Marketing	Marketing and business development	1,164	—		1,164
Professional services	Professional fees	1,041	—		1,041
Communications and data processing	Information processing and communications	608	—		608
Amortization of intangibles		—	—		—
Other	Other expense	680	—		680

Total non-interest expense	Total other expense	6,016	—		6,016

Income from continuing operations before income taxes	Income before income taxes	3,826	—		3,826
Income tax provision	Income tax expense	886	—		886

Net Income	Net Income	2,940	—		2,940
Dividends and undistributed earnings allocated to participating securities	Income allocated to participating securities	(19)	—		(19)
Preferred stock dividends	Preferred stock dividends	(62)	—		(62)

Net income available to common stockholders	Net income allocated to common stockholders	$2,859	$—		$2,859

i.	To reclassify Interest income from Other loans to Interest income from Loans, including loans held for sale.

ii.	To reclassify Protection products revenue, Loan fee income, and Transaction processing revenue to Service charges and other customer-related fees.

iii.	To reclassify (Losses) gains on equity investments to Other within Non-interest income.

Note 3 – Preliminary Purchase Price Allocation

Estimated preliminary purchase consideration

The following table summarizes the determination of the preliminary estimated purchase consideration for Discover.

(in millions, except share and per share data)	Amount
Share consideration:
Shares of Discover common stock issued and outstanding immediately prior to the mergers (i)	250,844,399
Exchange ratio (ii)	1.0192

Estimated number of shares of Capital One common stock to be issued in the mergers	255,660,611
Price per share of Capital One common stock as of July 19, 2024	$147.27

Estimated fair value of consideration for outstanding common stock	37,651
Estimated fair value of consideration for preferred stock (iii)	1,056

Estimated fair value of preliminary purchase price consideration	$38,707

i.

Assumed based on Discover’s shares of common stock issued and outstanding as of July 19, 2024 with the addition of select Discover RSU awards that will fully vest in connection with the mergers and be settled in shares of Discover common stock. Any change in control payments with a dual trigger requires both a change in control and a qualifying termination event to occur. Based on the preliminary analysis and public information available, Capital One believes the impact of the replacement stock compensation awards and change in control payments are immaterial to the total estimated preliminary purchase price consideration and therefore no adjustment, other than the RSU adjustment described above, is reflected.

ii.	Exchange ratio pursuant to the terms of the merger agreement.

iii.

In connection with the mergers, Capital One will convert the Discover series C preferred stock and the Discover series D preferred stock into new Capital One preferred stock. There is currently not sufficient and reliable information available for Capital One to complete the analysis and calculations in sufficient detail necessary to determine whether any adjustment to the current carrying value is reasonable. The estimate is subject to change as further information is obtained and a detailed analysis can be conducted. Capital One performed a sensitivity analysis of the potential difference between carrying value and fair value and determined it to be not significant for the purpose of these unaudited pro forma condensed combined financial information.

The value of the purchase consideration to be paid by Capital One in shares of Capital One common stock and new Capital One preferred stock upon the consummation of the mergers will be determined based on the closing price of Capital One common stock and new Capital One preferred stock on the closing date and the number of issued and outstanding shares of Discover common stock and Discover preferred stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and these differences may be material. The preliminary estimated purchase consideration could significantly differ from the amounts presented due to movements in Capital One share price up to the closing date. A sensitivity analysis related to the fluctuation in Capital One share price was performed to assess the impact a hypothetical change of 10% on the closing price of Capital One common stock and carrying value of Discover preferred stock on July 19, 2024 would have on the estimated preliminary aggregate purchase consideration and its impact on the preliminary goodwill as of the closing date:

	Share Price	Estimated Consideration (Equity Portion)	Preliminary Goodwill Impact
Capital One common stock:
10% increase	$162.00	$41,416	$3,765
10% decrease	$132.54	$33,886	$(3,765)
New Capital One preferred stock:
10% increase		$1,162	$106
10% decrease		$950	$(106)

Preliminary purchase consideration allocation

The assumed accounting for the mergers, including the preliminary purchase price consideration, is based on provisional amounts as the associated purchase accounting will not be finalized until after the mergers have occurred. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon preliminary estimates of fair value. The final determination of the estimated fair values, the assets’ useful lives, and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Capital One believes are reasonable under the circumstances. The purchase price adjustments relating to the Discover and Capital One combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.

The following table summarizes the allocation of the preliminary purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Discover, as if the mergers had been completed immediately following the Discover Student Loan Sale on March 31, 2024, with the excess recorded to Goodwill:

(in millions)	Amount
Preliminary fair value of assets acquired:
Cash and cash equivalents and Restricted cash for securitization investors	$25,798
Securities available for sale	13,499
Loans held for investment, net of Allowance for credit losses	114,612
Premises and equipment	1,107
Interest receivable	841
Intangible assets	10,321
Other assets	274

Preliminary fair value of liabilities assumed:
Interest payable	445
Non-interest-bearing deposits	1,500
Interest-bearing deposits	108,964
Securitized debt obligations	10,767
Senior and subordinated notes	9,544
Other borrowings and other liabilities	6,711

Preliminary fair value of net assets acquired	28,521

Preliminary Goodwill	10,186

Estimated preliminary purchase price consideration	$38,707

Note 4 – Discover Student Loan Sale Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments have been reflected in the Discover Student Loan Sale Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2024. All adjustments are based on available information and certain preliminary assumptions that Capital One believes are reasonable under the circumstances. There are no material transaction costs related to the Discover Student Loan Sale and actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

(a) Represents an adjustment of $11,355 million to Cash and cash due from banks to reflect the cash proceeds expected to be received for the Discover Student Loan Sale. This amount represents an assumed $10.8 billion cash purchase price in addition to $555 million of interest receivable. This amount is preliminary and may change as the Discover Student Loan Sale is finalized.

(b) Represents an adjustment of $(10,330) million to Unsecuritized loans held for investment to reflect the portion expected to be sold in the Discover Student Loan Sale.

(c) Represents an adjustment of $(150) million to Loans held in consolidated trusts to reflect the portion expected to be sold in the Discover Student Loan Sale.

(d) Represents an adjustment of $869 million to Allowance for credit losses to reflect the reversal of the allowance as a result of the Discover Student Loan Sale.

(e) Represents an adjustment of $(555) million to Interest receivable to reflect interest receivable expected to be sold in the Discover Student Loan Sale.

(f) Represents an adjustment of $(210) million to Other assets to reflect the removal of deferred tax assets as a result of the reversal of the Allowance for credit losses associated with the Discover Student Loan Sale.

(g) Represents an adjustment of $(61) million to Securitized debt obligations to reflect the removal of the securitized debt obligations as a result of the Discover Student Loan Sale.

(h) Represents an adjustment of $92 million to Other liabilities to reflect the increase in taxes payable as a result of the Discover Student Loan Sale.

(i) Represents an adjustment to Retained earnings consisting of the following to reflect the impact of the Discover Student Loan Sale.

(in millions)	Amount
Retained Earnings Impact
Gain on sale of student loans	$381
Release of Allowance for credit losses	869
Tax impact of gain on sale of student loans	(92)
Tax impact of release of Allowance for credit losses	(210)

Total Retained Earnings Impact	$948

Note 5 – Discover Student Loan Sale Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The following pro forma adjustments have been included in the Discover Student Loan Sale Transaction Accounting Adjustments columns to give effect as if the Discover Student Loan Sale had been completed on January 1, 2023 in the accompanying unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024, and the year ended December 31, 2023. All adjustments are based on preliminary assumptions, which are subject to change.

(a) Represents an adjustment of $(264) million and $(1,033) million for the three months ended March 31, 2024, and the year ended December 31, 2023, respectively, to Interest income as a result of the Discover Student Loan Sale.

(b) Represents an adjustment for the three months ended March 31, 2024, and the year ended December 31, 2023, respectively, to Provision for credit losses consisting of the following as a result of the Discover Student Loan Sale.

(in millions)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Provision for Credit Losses Impact
Removal of Provision for credit losses in Discover’s historical results	$(53)	$(152)
Reversal of Allowance for credit losses upon sale	—	(869)

Total Provision for Credit Losses Impact	$(53)	$(1,021)

(c) Represents an adjustment of $381 million for the year ended December 31, 2023, to Other non-interest income to reflect the gain on sale as a result of the Discover Student Loan Sale.

(d) Represents an adjustment to record the estimated income tax impact from the Discover Student Loan Sale Transaction Accounting Adjustments utilizing a statutory income tax rate in effect of 24.2% for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The effective tax rate of Capital One following the mergers could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the pro forma tax rate will likely vary from the actual effective rate in periods subsequent to completion of the mergers. Adjustments to record the estimated income tax impact of the pro forma adjustments consist of the following:

(in millions)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Tax Impact
Gain on sale of student loans	$—	$92
Removal of Provision for credit losses from Discover’s historical results	13	37
Reversal of Allowance for credit losses upon sale	—	210
Change in income from the Discover Student Loan Sale	(64)	(250)

Total Tax Impact	$(51)	$89

Note 6 – Mergers Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The following pro forma adjustments have been reflected in the Mergers Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2024. All adjustments are based on preliminary assumptions and valuations, which are subject to change.

(a) Represents an adjustment of $(150) million to Cash and due from banks for the payment of expected transaction costs related to the mergers for legal fees, advisory services, and accounting and other professional fees.

(b) Represents an adjustment of $(23) million to Securities available for sale to reflect the estimated fair value of residential mortgage-backed securities which are classified as held-to-maturity by Discover. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(c) Represents adjustments to Unsecuritized loans held for investment consisting of the following:

(in millions)	Amount
Estimate of fair value related to current interest rates and liquidity	$5,196
Estimate of lifetime credit losses on acquired Unsecuritized loans held for investment	(7,066)

Net fair value pro forma adjustments	(1,870)
Gross up of credit mark on Purchase Credit Deteriorated (“PCD”) loans (see Note (e) below for allowance for credit losses)	2,355

Net pro forma transaction accounting adjustment to Unsecuritized loans held for investment	$485

The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal income approach. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(d) Represents adjustments to Loans held in consolidated trusts consisting of the following:

(in millions)	Amount
Estimate of fair value related to current interest rates and liquidity	$1,730
Estimate of lifetime credit losses on acquired Loans held in consolidated trusts	(1,323)

Net fair value pro forma adjustments	407
Gross up of credit mark on PCD loans (see Note (e) below for allowance for credit losses)	441

Net pro forma transaction accounting adjustment to Loans held in consolidated trusts	$848

The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal income approach. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(e) Represents adjustments to Allowance for credit losses consisting of the following:

(in millions)	Amount
Reversal of historical Discover Allowance for credit losses	$8,389
Establishment of the Allowance for credit losses for PCD loans’ estimated lifetime losses	(2,796)

Net pro forma transaction accounting adjustments to Allowance for credit losses	5,593
Establishment of the Allowance for credit losses for non-PCD loans’ estimated lifetime losses recognized through the provision for credit losses	(5,593)

Net change to Allowance for credit losses resulting from the mergers	$—

For purposes of this pro forma presentation, the non-PCD and PCD loan portfolios were estimated to have weighted-average lives of 3 years, and 1 year, respectively.

(f) Represents an adjustment to reflect the goodwill that would have been recorded if the mergers occurred on March 31, 2024:

(in millions)	Amount
Goodwill resulting from the mergers (Note 3)	$10,186
Less: Elimination of Discover’s historical Goodwill	(255)

Net pro forma transaction accounting adjustments to Goodwill	$9,931

(g) Represents adjustments to Other Assets consisting of the following:

(in millions)	Amount	Estimated Useful Life (Years)
Estimated Fair Value – Purchased Credit Card Relationships (i)	$9,948	7
Estimated Fair Value – Core Deposits (i)	373	10
Estimated deferred income taxes (ii)	(2,831)

Net pro forma transaction accounting adjustments to Other Assets	$7,490

(i)

The fair values for identifiable intangible assets are estimated using a market participant approach. The amount of intangibles following the mergers may differ significantly based upon the final assigned fair value of each identifiable intangible asset. As the preliminary estimated fair values could significantly differ from the amounts presented, a sensitivity analysis was performed to assess the impact of a hypothetical change of 10%. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the intangible assets by approximately $1,032 million.

(ii)

Represents an adjustment for the estimated tax impacts of the pro forma adjustments to deferred income taxes as a result of purchase accounting in the unaudited pro forma condensed combined balance sheet by using a statutory tax rate of 24.2% for the three months ended March 31, 2024. The total effective tax rate of Capital One following the mergers could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for this unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the mergers and those differences may be material. Components of the estimated deferred income taxes adjustment consist of the following:

(in millions)	Amount
Deferred Tax Impact
Identifiable intangible assets	$(2,498)
Fair value adjustments for acquired financial assets and liabilities	343
Reversal of Discover historical Allowance for credit losses	(2,030)
Allowance for credit losses for non-PCD loans	1,354

Total Deferred Tax Impact	$(2,831)

(h) Represents an adjustment of $34 million to Interest bearing deposits to reflect the estimated fair value of Time deposits. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(i) Represents an adjustment of $(105) million to Securitized debt obligations to reflect the estimated fair value of long-term borrowings owed to securitization investors. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(j) Represents an adjustment of $2 million to Senior and subordinated notes to reflect the estimated fair value of other long-term borrowings. The fair value estimate was prepared in a manner consistent with both Discover’s most recent unaudited financial statements and Capital One’s internal fair value measurements for similar instruments. Detailed valuations have not been performed and, accordingly, the fair value adjustment reflects preliminary estimates made by Capital One and is subject to change once further analyses are performed and as additional information becomes available.

(k) Represents adjustment of $(36) million to Other liabilities to reflect the estimated tax impact of the transaction costs in connection with the mergers described in Note 6 (a). The estimated tax impact was calculated by using a statutory tax rate of 24.2% for the three months ended March 31, 2024. The actual tax benefit realized may differ based on the amount and nature of transaction costs actually incurred.

(l) Represents adjustments to Stockholders’ equity consisting of the following:

(in millions)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive loss	Treasury Stock
Pro forma transaction accounting adjustments:
Elimination of Discover’s adjusted historical equity balances	$—	$(6)	$(5,634)	$(31,459)	$393	$21,038
Issuance of shares of Capital One common stock	—	3	37,648	—	—	—
Issuance of shares of Capital One preferred stock	—	—	1,056	—	—	—
Establishment of the Allowance for credit losses for non-PCD loans net of tax	—	—	—	(4,239)	—	—
Represents transaction fees and expenses related to the mergers, net of tax	—	—	—	(114)	—	—

Net pro forma transaction accounting adjustments to equity	$—	$(3)	$33,070	$(35,812)	$393	$21,038

Note 7 –Mergers Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The following pro forma adjustments have been included in the Mergers Transaction Accounting Adjustments columns to give effect as if the mergers had been completed on January 1, 2023 in the accompanying unaudited pro forma condensed combined statements of income for the three months ended March 31, 2024, and the year ended December 31, 2023:

(a) Represents adjustments to Interest income consisting of the following:

(in millions)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Pro forma transaction accounting adjustments:
Amortization of fair value adjustments to Unsecuritized loans held for investments	$11	$(576)
Amortization of fair value adjustments to Loans held in consolidated trusts	(54)	(421)

Net pro forma transaction accounting adjustments to Loans, including loans held for sale income	$(43)	$(997)

Pro forma amortization is preliminary and based on the use of straight-line amortization over 3 years and 1 year for non-PCD loans and PCD loans, respectively. The amount of amortization following the mergers may differ significantly between periods based upon the final value assigned and amortization methodology.

(b) Represents an adjustment of $(3) million and $(11) million for the three months ended March 31, 2024, and the year ended December 31, 2023, respectively, to Deposits expense within Interest expense to reflect the amortization of fair value adjustments to Time deposits. Pro forma amortization is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(c) Represents an adjustment of $9 million and $35 million for the three months ended March 31, 2024, and the year ended December 31, 2023, respectively, to Securitized debt obligation expense within Interest expense to reflect the accretion of fair value adjustment to Securitized debt obligations. Pro forma accretion is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(d) Represents an adjustment of $0 million and $(1) million for the three months ended March 31, 2024, and the year ended December 31, 2023, respectively, to Senior and subordinated notes expense within Interest expense to reflect the accretion of fair value adjustment to Senior and subordinated notes. Pro forma accretion is preliminary and based on the use of straight-line methodology, using an estimated useful life of three years.

(e) Reflects a non-recurring adjustment of $5.6 billion for the year ended December 31, 2023, to reflect the establishment of the allowance for credit losses for non-PCD loans upon completion of the mergers.

(f) Represents an adjustment of $150 million for the year ended December 31, 2023, to Professional services expense within Non-interest expense to reflect one-time transaction fees and expenses incurred upon completion of the mergers, which consist of professional, legal, and other merger related fees.

(g) Represents adjustments to Non-interest expenses consisting of the following:

(in millions)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Pro forma transaction accounting adjustments:
Amortization of intangible assets – Purchased Credit Card Relationships	$533	$2,487
Amortization of intangible assets – Core Deposits	15	68

Net pro forma transaction accounting adjustments to Amortization of intangibles expense	$548	$2,555

Pro forma amortization is preliminary and based on the use of the sum-of-the-years’ digits method. The amount of amortization following the mergers may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amortization expense of approximately $55 million and $256 million for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively.

The effect on operating results for the five years following the mergers based on the use of sum-of-the-years’ digits for the Purchased Credit Card Relationships is as follows:

(in millions)	Effect on Operating Results
For the Year Ended December 31,
Remaining period of 2024	$1,599
2025	1,776
2026	1,421
2027	1,066
2028	711

(h) Represents an adjustment to record the estimated income tax impact of the pro forma adjustments utilizing a statutory income tax rate in effect of 24.2% for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The effective tax rate of Capital One following the mergers could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rates used for the pro forma financial information are estimated, the pro forma tax rate will likely vary from the actual effective rate in periods subsequent to completion of the mergers. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities. Adjustments to record the estimated income tax impact of the pro forma adjustments consist of the following:

(in millions)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Tax Impact
Amortization of fair value adjustment for identifiable intangible assets	$(133)	$(618)
Amortization of fair value adjustments for financial assets acquired and financial liabilities assumed	(11)	(246)
Deferred income taxes related to Allowance for credit losses for non-PCD loans	—	(1,354)
Transaction costs of the mergers	—	(36)

Total Tax Impact	$(144)	$(2,254)

(i) Represents the adjustment to earnings per share for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively, to present pro forma basic and diluted weighted average shares of Capital One following the mergers using the historical weighted average shares of Capital One common stock outstanding combined with the additional Capital One common stock issued in conjunction with the mergers. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share:

(in millions, except per share data)	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023
Pro forma weighted average shares:
Historical weighted average Capital One common stock outstanding – basic	382.2	382.4
Issuance of shares to Discover common stock shareholders	255.7	255.7

Pro forma weighted average shares – basic	637.9	638.1

Pro forma weighted average shares:
Historical weighted average Capital One common stock outstanding – diluted	383.4	383.4
Issuance of shares to Discover common stock shareholders	255.7	255.7

Pro forma weighted average shares – diluted	639.1	639.1

Pro forma earnings per share – basic and diluted:
Pro forma net income (loss) attributable to common shareholders	$861	$657
Pro forma basic earnings per share	1.35	1.03

Pro forma diluted earnings per share	$1.35	$1.03